News Release
B2Gold Announces that the Malian Government Has Approved the Purchase of an Additional 10% Interest in the Fekola Mine (Fekola SA)

Vancouver, August 14, 2018 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that the Malian Council of Ministers and the President of Mali have approved the participation of the State in Fekola SA for a total interest of 20%. Fekola SA is a 100% owned subsidiary of B2Gold which holds the Company’s interest in the Fekola Mine. All dollar figures are in United States dollars unless otherwise indicated.

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company, Fekola SA, which now holds the Company's interest in the Fekola Mine. Following signing of a shareholder's agreement in August 2017, between the Company and the State of Mali (the "Fekola Shareholder Agreement"), the Company confirmed the basis under which it was to contribute a 10% free carried interest in Fekola SA to the State of Mali. In addition, the State of Mali also had the option to purchase an additional 10% of Fekola SA which it elected to exercise. The terms and conditions of the acquisition of this additional 10% interest were agreed between the Company and the State of Mali in a share purchase agreement (the “Share Purchase Agreement”) dated August 2017.

In March 2017, the Company signed a mining convention in the form required under the 2012 Mining Code (the "Fekola Mining Convention") that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali. In August 2017, the Company finalized an amendment to the Fekola Mining Convention with the State of Mali to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, governs the procedural and economic parameters pursuant to which the Company operates the Fekola Mine.

On August 8, 2018, the Company was informed that the Malian Council of Ministers approved the participation of the State in Fekola SA for a total of 20% (being the 10% free carried interest plus the additional 10% interest), through an ordinance and a decree of the Council of Ministers, signed by the President.

Now that the State of Mali’s interest into Fekola SA has been formally authorized by the Malian authorities, the Company will transfer ownership of 20% of Fekola SA to the State of Mali. The first non-participating 10% of the State of Mali's ownership will entitle it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA (the “Priority Dividend”). The second fully participating 10% of the State of Mali's interest will entitle it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest. Ordinary dividends are not payable by Fekola SA until the Fekola SA intercompany loans totaling approximately $700 million, plus accrued interest, have been repaid to B2Gold in full. The intercompany loans include historical exploration loans, early works costs, funds advanced for the Fekola Mine construction and expansion, 2017 accelerated pre-stripping and fleet purchases plus accrued interest. The intercompany loans bear interest at a rate of the prime lending rate of the Central Bank of West African States (currently 4.5%) plus 2%.

In addition to assuming the obligations of ordinary shareholders to repay the Fekola SA intercompany loans and interest prior to the payment of any ordinary dividends, the State of Mali has also agreed to make additional payments totaling $47 million with respect to the acquisition of the additional 10% interest. This valuation was primarily based on the optimized Fekola Mine feasibility study filed with the State of Mali in July 2016. The underlying valuation studies were prepared by two separate international valuation firms, one acting for each of the Company and the State of Mali, respectively, using a discounted cash flow methodology. The final $47 million valuation reflects the point at which the valuation ranges prepared by the two independent valuation firms overlapped.

The $47 million obligation of the State of Mali will be set up as a loan from B2Gold to the State of Mali. This loan will bear interest at a rate of the prime lending rate of the Central Bank of West African States (currently 4.5%) plus 3%. The loan will be satisfied by netting it off against any ordinary dividends receivable by the State of Mali for its second 10% participating interest in Fekola SA until such time as the full amount of any principal and accrued interest outstanding under the loan are extinguished.

B2Gold has developed an excellent relationship over the past four years with the Government of Mali. All negotiations between the Company's senior representatives and the Malian government ministries have been conducted and concluded in an environment of mutual fairness, respect and transparency. B2Gold looks forward to working with the Malian government as partners in the mutually beneficial world-class Fekola Mine.

Fekola Mine

Fekola is B2Gold’s largest mine, representing approximately 45% of the Company’s projected consolidated 2018 gold production. For the first half of 2018, Fekola produced 226,786 ounces of gold, above budget by 11% with cash operating costs (see “Non-IFRS Measures below”) of $293 per ounce, $71 per ounce below budget, and all-in sustaining costs (“AISC”) (see “Non-IFRS Measures below”) of $466 per ounce, $138 per ounce below budget.

Exploration drilling at the Fekola North Extension zone indicates that the potential exists, subject to further drilling, to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve. The Fekola North Extension remains open to the north. B2Gold intends to release additional drill results in September 2018, followed by an updated mineral resource calculation in October 2018.

Based on the positive exploration results to date, the Company’s in-house technical team is conducting engineering and other technical studies to ascertain the potential to expand the current Fekola Mine and mill facilities, and increase tonnage throughput, thereby increasing annual gold production, if, as expected, a larger open-pit resource is confirmed by the current exploration and in-fill drilling. Results of these studies are projected to be available by year-end 2018.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines, and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

With the first full year of production from the large, new Fekola Mine, B2Gold is achieving transformational growth in 2018. Consolidated gold production is forecast to be between 920,000 and 960,000 ounces, representing an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 versus 2017. Based on current assumptions, in 2018, consolidated cash operating costs are projected to be between $505 and $550 per ounce, and consolidated AISC are projected to be between $780 and $830 per ounce.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President & Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, outlook, guidance, forecasts, estimates and other statements regarding future financial and operational performance, events, growth, production, mine life, revenues and cash flows, costs, including projected cash operating costs and AISC, capital expenditures, budgets, production estimates and guidance, including B2Gold’s projected increase of gold production to between 920,000 and 960,000 ounces in 2018 and such reflecting a production growth of approximately 300,000 ounces in 2018 from 2017; project-specific projections of gold production and costs; and statements regarding anticipated exploration, drilling, development, construction, production, permitting and other activities and achievements of B2Gold, including but not limited to: the anticipated transfer of 20% ownership of Fekola SA to the State of Mali and the resulting entitlement of the State of Mali to annual priority dividends and ordinary dividends; the agreement by the State of Mali to make certain payments, including the repayment of the Fekola SA intercompany loans and interest prior to the payment of any ordinary dividends, and additional payments totaling $47 million; the expected structuring of the additional payments totaling $47 million by the State of Mali as a loan from B2Gold to the State of Mali; the potential to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve; the timing of the release of exploration results and the updated resource calculation relating to the Fekola Mine; the potential to expand the current Fekola Mine and mill facilities and increase tonnage throughput, thereby increasing annual gold production and the results and timing of B2Gold’s study thereof; and a larger open-pit resource at the Fekola Mine being confirmed by the current exploration and in-fill drilling. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua; the uncertainty about the outcome of negotiations with the Government of Mali; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. B2Gold’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain measures and reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards. In particular, this news release may refer to “mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.